UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated May 8, 2025, announcing the results of the Company’s 2025 Annual General Meeting of Shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: May 9, 2025	Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer

Exhibit 99.1

GOGL – 2025 AGM Results Notification
Golden Ocean Group Limited (the “Company”) advises that the 2025 Annual General Meeting of the Shareholders of the Company was held on 8 May 2025 at 08:30 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2024 were presented to the Meeting.
In addition, the following resolutions were passed:
1.	To set the maximum number of Directors to be not more than eight.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3.	To re-elect Patrick De Brabandere as a Director of the Company.
4.	To re-elect Patrick Molis as a Director of the Company.
5.	To re-elect James O’Shaughnessy as a Director of the Company.
6.	To re-elect Tonesan Amissah as a Director of the Company.
7.	To re-elect James Ayers as a Director of the Company.
8.	To re-elect Carl Erik Steen as a Director of the Company.
9.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.
10.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$750,000 for the year ended 31 December 2025.
8 May 2025
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda